EXHIBIT 12.1

UDR, Inc.
Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends
(Dollars in thousands)

	Three Months Ended March 31,
	2016	2015
Earnings:
Income/(loss) from continuing operations	$8,534	$76,417
Add (from continuing operations):
Interest on indebtedness (a)	31,104	28,800
Portion of rents representative of the interest factor	483	455
Amortization of capitalized interest	1,052	931
Total earnings	$41,173	$106,603
Fixed charges and preferred stock dividends (from continuing operations):
Interest on indebtedness (a)	$31,104	$28,800
Interest capitalized	4,203	4,839
Portion of rents representative of the interest factor	483	455
Fixed charges	$35,790	$34,094

Add:
Preferred stock dividends	929	931
Combined fixed charges and preferred stock dividends	$36,719	$35,025

Ratio of earnings to fixed charges	1.15	3.13
Ratio of earnings to combined fixed charges and preferred stock dividends	1.12	3.04
(a) Includes interest expense of consolidated subsidiaries, amortization of deferred loan costs, realized losses related to hedging activities and amortization of premiums and discounts related to indebtedness.